Exhibit 12.1
Earnings Calculation

	Year Ended December 31,
	2001	2002	2003	2004	2005
Income before income taxes	$4,513	$11,130	$20,156	$32,746	$51,228
Fixed Charges	5,538	5,788	10,288	5,815	1,145
Amortization of Capitalized Interest	—	—	—	—	—
Distributed Income of Equity Investees	—	—	—	—	—
Pre-Tax Losses of Equity Investees	—	—	—	—	—
Interest Capitalized	—	—	—	—	—
Preference Security Dividend Requirements	(1,848)	—	—	—	—
Minority Interest	—	—	—	—	—

Total Earnings	$8,203	$16,918	$30,444	$38,561	$52,373
Fixed Charges

	Year Ended December 31,
	2001	2002	2003	2004	2005
Interest Expensed	$2,724	$4,247	$7,190	$2,577	$247
Interest Capitalized	—	—	—	—	—
Amortized Premiums — Debt	—	—	—	—	—
Discounts — Debt	126	379	1,642	—	—
Capitalized Expenses — Debt	—	—	—	1,446	220
Estimate of Interest within Rental Expense	840	1,162	1,456	1,792	678
Preference Security Dividend Requirements	1,848	—	—	—	—

Total Fixed Charges	$5,538	$5,788	$10,288	$5,815	$1,145

Ratio	1.48	2.92	2.96	6.63	45.74